November 10, 2006

Via Electronic Transmission Mr. Chad Eskildsen Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5009

RE:

CAMCO Investors Fund
File Nos. 333-39345 and 811-08465
Reorganization Proxy Materials

Dear Mr. Eskildsen:

On October 20, 2006, CAMCO Investors Fund (the “Existing Fund”) filed a proxy statement in preliminary form (the “Proxy”) with the Securities and Exchange Commission.  As you may recall, as described in the Proxy, CAMCO Investors Trust (the “Trust”) is being established in order to facilitate a tax-free reorganization (the “Reorganization”) of the Existing Fund into a series of the Trust (the “New Fund”).  On the effective date of the Reorganization, the Existing Fund would transfer all of its assets and liabilities to the New Fund, a newly-created shell portfolio of the Trust.  The Trust is an Ohio business trust that is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”).  The Existing Fund is presently a “free-standing” Pennsylvania corporation that is registered under the 1940 Act as an open-end management investment company.

Based upon your review of the Proxy, you have requested that we identify any substantive differences between the Existing Fund and the Trust arising out of the change in domicile and organizational structure.  Based upon a review of the Pennsylvania Associations Code (15 Pa.C.S. § 101, et seq.), the Ohio Business Trust statute (Oh. Rev. Code § 1746.01, et seq.), the articles of incorporation and by-laws of the Existing Fund, and the declaration of trust and by-laws of the Trust, we do not believe that there are substantive differences between the two entities that would be material to shareholders, except as disclosed in the Proxy.

Sincerely yours,

/s/

JoAnn M. Strasser

cc:  Dennis M. Connor

JoAnn.Strasser@ThompsonHine.com Phone 513.352.6725 Fax 513.241.4771	612425.1